                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                            COLONIAL PROPERTIES TRUST
                    -----------------------------------------
                                (NAME OF ISSUER)



                      COMMON SHARES OF BENEFICIAL INTEREST
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    195872106
                          -----------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                          -----------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

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CUSIP NO.          195872106
             ---------------
--------------------------------------------------------------------------------
1)       Names of Reporting Persons             I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of         BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) _________________
         (See Instructions)                    (b) _________________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                  64,565
                                                              ---------------
Beneficially               (6)  Shared Voting Power                     0
                                                              ---------------
Owned by                   (7)  Sole Dispositive Power          1,510,715
                                                              ---------------
Each Reporting             (8)  Shared Dispositive Power            1,750
                                                              ---------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                          1,512,465
                                                              ---------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                         7.3%
                                                              ---------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                         HC
                                                              ---------------

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--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)         Name of Issuer:                     Colonial Properties Trust
                                                    ----------------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                            2101 Sixth Ave. N.
                                                       Suite 750
                                                       Birmingham, AL  35203
                                                    ----------------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                   One First National Plaza
                                                       Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:
                                            Common Shares of Beneficial Interest
                                           -------------------------------------

Item 2(e)         CUSIP No.:                         195872106
                                                    ----------------------------
Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of    Colonial Properties Trust             :
                                      -----------------------------------------

                  (a)      Amount beneficially owned:               1,512,465
                                                               -----------------
                  (b)      Percent of class                               7.3%
                                                               -----------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:
                                                                       64,565
                                                               -----------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                            0
                                                               -----------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                 1,510,715
                                                               -----------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                     1,750
                                                               -----------------

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Item 5.  Ownership of 5 percent or less of a Class.                      N/A
                                                                       --------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                       --------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                       --------

                           American National Bank
                           Bank One Trust Company, N.A.
                           Bank One, Florida
                           Bank One, Kentucky, N.A.
                           Bank One, Louisiana, N.A.
                           The One Group

Item 8.  Identification and Classification of Members of the Group.       N/A
                                                                       --------

Item 9.  Notice of Dissolution of Group.                                  N/A
                                                                       --------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:          February 13, 2001
           -------------------------


                                                   BANK ONE CORPORATION

                                              By:  /s/ DAVID J. KUNDERT
                                                   David J. Kundert
                                                   EXECUTIVE VICE PRESIDENT